Filed pursuant to Rule 424(b)(2)
Registration Nos. 333-157386 and 333-157386-01

The information in this preliminary pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This preliminary pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities in any state where the offer or sale of securities is not permitted.

SUBJECT TO COMPLETION, PRELIMINARY PRICING SUPPLEMENT DATED MARCH 2, 2010

PRELIMINARY PRICING SUPPLEMENT NO. 2010-MTNDD500 DATED MARCH 2, 2010

(TO PROSPECTUS SUPPLEMENT DATED FEBRUARY 18, 2009 AND PROSPECTUS DATED FEBRUARY 18, 2009) MEDIUM-TERM NOTES, SERIES D

CITIGROUP FUNDING INC.

Buffer Notes Based Upon the iShares® Dow Jones U.S. Real Estate Index Fund due September 26, 2011

$10.00 per Note

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

■	The notes will mature on September 26, 2011. We will not make any payments on the notes prior to maturity.
■	The notes are based upon the iShares® Dow Jones U.S. Real Estate Index Fund (NYSE Arca: “IYR”).
■

You will receive at maturity for each note you hold a maturity payment based on the percentage change in the price of the shares of the iShares® Dow Jones U.S. Real Estate Index Fund (which we refer to as the underlying equity) from the date on which the notes are priced for initial sale to the public (which we refer to as the pricing date) to the third trading day before maturity (which we refer to as the valuation date, subject to postponement for non-trading days and certain market disruption events). The maturity payment may be greater than, equal to, or less than your initial investment in the notes.

■

If the closing price of the underlying equity on the valuation date (which we refer to as the final price) is greater than the closing price of the underlying equity on the pricing date (which we refer to as the initial price), at maturity you will receive for each note you then hold the $10 principal amount per note plus a note return amount equal to the product of (i) $10 and (ii) the percentage change in the closing price of the underlying equity from the pricing date to the valuation date (which we refer to as the return percentage) and (iii) 150%, subject to a maximum total return on the notes of approximately 18% to 22% (approximately 12% to 14.67% per annum on a simple interest basis) (to be determined on the pricing date) of the principal amount of the notes.

■

If the final price is less than or equal to 100% of the initial price but greater than or equal to 85% of the initial price, the note return amount will be zero and at maturity you will receive for each note you then hold the $10 principal amount per note.

■

If the final price is less than 85% of the initial price (representing a decrease of more than 15% from the initial price), at maturity you will receive for each note you then hold the $10 principal amount per note plus a note return amount equal to the product of (i) $10 and (ii) the sum of (a) the return percentage (which will be negative) and (b) 15%. Thus, if the final price is less than 85% of the initial price (regardless of the price of the underlying equity at any other time during the term of the notes), the maturity payment will be less than your initial investment of $10 per note and your investment in the notes will result in a loss.

■	The notes are not principal protected. At maturity you could receive an amount less than your initial investment in the notes.
■	The notes will not be listed on any securities exchange.

Investing in the notes involves a number of risks. See “Risk Factors Relating to the Notes” beginning on page PS-7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The iShares® Dow Jones U.S. Real Estate Index Fund is not involved in any way in this offering and has no obligations relating the notes or to holders of the notes. The notes are not insured by the Federal Deposit Insurance Corporation (“FDIC”) or by any other governmental agency or instrumentality.

	Per Note	Total
Public Offering Price	$10.000	$
Underwriting Discount (including the Sales Commission described below)	$0.200	$
Proceeds to Citigroup Funding Inc.	$9.800	$

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the notes, will receive an underwriting fee of $0.200 for each note sold in this offering. Certain dealers, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, will receive from Citigroup Global Markets $0.200 from this underwriting fee for each note they sell. Citigroup Global Markets will pay the Financial Advisors employed by Citigroup Global Markets a fixed sales commission of $0.200 from this underwriting fee for each note they sell. You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution” in this pricing supplement for more information.

Citigroup Global Markets Inc. expects to deliver the notes to purchasers on or about                     , 2010.

Investment Products	Not FDIC insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION — Q&A

What Are the Notes?

The Buffer Notes Based Upon the iShares® Dow Jones U.S. Real Estate Index Fund, or the notes, are exchange-traded fund linked notes that offer a potential return at maturity based on an enhanced upside participation in any increase in the price of the shares of the iShares® Dow Jones U.S. Real Estate Index Fund (which we refer to as the underlying equity) during the term of the notes, subject to a maximum total return, while also providing protection against a decline of 15% or less in the value of the underlying equity and a limited buffer against a decline of more than 15% in the value of the underlying equity. The notes are not principal protected and do not pay periodic interest. The notes have a maturity of approximately 1.5 years and are issued by Citigroup Funding Inc. The return on the notes, if any, is based upon the change in price of the underlying equity.

At maturity you will receive for each note you hold a maturity payment, which may be greater than, equal to or less than your initial investment in the notes, based on the percentage change in the price of the underlying equity from the pricing date to the valuation date. We refer to the percentage change in the closing price of the underlying equity from the pricing date to the valuation date as the return percentage. If the closing price of the underlying equity on the valuation date (which we refer to as the final price) is greater than the closing price of the underlying equity on the pricing date (which we refer to as the initial price), the maturity payment will equal the $10 principal amount per note plus a note return amount equal to the product of (i) $10 and (ii) the return percentage and (iii) 150%, subject to a maximum total return on the notes of approximately 18% to 22% (approximately 12% to 14.67% per annum on a simple interest basis) (to be determined on the pricing date) of the principal amount of the notes. If the final price is less than or equal to 100% of the initial price but greater than or equal to 85% of the initial price, the note return amount will be zero and the maturity payment will equal the $10 principal amount per note. If the final price is less than 85% of the initial price (representing a decrease of more than 15% from the initial price), maturity payment will equal the $10 principal amount per note plus a note return amount equal to the product of (i) $10 and (ii) the sum of (a) the return percentage (which will be negative) and (b) 15%. Thus, if the final price is less than 85% of the initial price (regardless of the price of the underlying equity at any other time during the term of the notes), the maturity payment will be less than your initial investment in the notes and your investment in the notes will result in a loss. All payments on the notes are subject to the credit risk of Citigroup Inc.

Because the maximum total return over the term of the notes is limited to approximately 18% to 22% (approximately 12% to 14.67% per annum on a simple interest basis) (to be determined on the pricing date) of the principal amount of the notes, in no circumstance will the payment you receive at maturity be more than approximately $11.80 to $12.20 per note (to be determined on the pricing date).

The notes will mature on September 26, 2011 and do not provide for earlier redemption by you or by us. The notes are a series of unsecured senior debt securities issued by Citigroup Funding Inc., the payments on which are fully and unconditionally guaranteed by Citigroup Inc. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and as a result of the guarantee any payments due under the notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the principal amount of your investment at maturity is not guaranteed.

Each note represents a principal amount of $10. You may transfer the notes only in units of $10 and integral multiples of $10. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the securities through the accounts those systems maintain with DTC. You should refer to the section “Description of the Notes — Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities — Book-Entry Procedures and Settlement” in the accompanying prospectus.

Will I Receive Interest on the Notes?

No. We will not make any periodic payments of interest on the notes. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the underlying equity or on the securities included in the Dow Jones U.S. Real Estate Index. Instead, the return on the notes, which is based on the performance of the underlying equity and could be positive, negative or zero, is paid at maturity.

What Will I Receive at Maturity of the Notes?

At maturity you will receive for each note an amount in cash equal to $10 plus a note return amount, which may be positive, zero or negative. Because the note return amount may be negative, the maturity payment could be less than the $10 principal amount per note and your investment could result in a loss.

How is the Return Percentage Calculated?

The return percentage will equal the following fraction:

final price – initial price
initial price

The initial price will equal the closing price of one share of the underlying equity on the pricing date.

The final price will equal the closing price of one share of the underlying equity on the valuation date.

How Will the Note Return Amount Be Calculated?

The calculation of the note return amount depends on whether the return percentage is positive, zero or negative:

•	If the return percentage is positive, the note return amount will be positive and will equal:

$10 × return percentage × upside participation rate,

subject to the maximum total return on the notes.

The upside participation rate will equal 150%. Because the maximum total return on the notes is limited to approximately 18% to 22% (approximately 12% to 14.67% per annum on a simple interest basis) (to be determined on the pricing date) of the principal amount of the notes, in no circumstance will the amount you receive at maturity exceed approximately $11.80 to $12.20 (to be determined on the pricing date) per note.

•	If the return percentage is 0%, or less than 0% but equal to or greater than –15%, the note return amount will be zero.

•	If the return percentage is less than –15%, the note return amount will be negative and will equal:

$10 × (return percentage + 15%).

Thus, if the price of the underlying equity decreases by more than 15%, the return percentage and the note return amount will be negative and the amount you receive at maturity will be less than $10 per note and could be as low as $1.50 per $10 note.

For more specific information about the note return amount, the return percentage, the determination of a trading day and the effect of a market disruption event on the determination of the note return amount and the return percentage, please see “Description of the Notes — Note Return Amount” in this pricing supplement.

Is There a Possibility of Loss of Principal?

Yes. If the final price is less than 85% of the initial price, at maturity you will receive less than the $10 principal amount per note. This will be true even if the closing price of the underlying equity exceeded the initial price at one or more times over the term of the notes. Even if the final price is greater than the initial price, the total yield on the notes may be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding Inc. of comparable maturity. You should refer to “Risk Factors — The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity” in this pricing supplement.

Where Can I Find Examples of Hypothetical Maturity Payments?

For examples setting forth hypothetical maturity payments, see “Description of the Notes — What You Could Receive at Maturity — Hypothetical Examples” in this pricing supplement.

What is the iShares® Dow Jones U.S. Real Estate Index Fund?

The iShares® Dow Jones U.S. Real Estate Index Fund is an exchange-traded fund managed by iShares®, a registered investment company. The fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the real estate sector of the U.S. equity market, as represented by the Dow Jones U.S. Real Estate Index. For further information on the iShares® Dow Jones U.S. Real Estate Index Fund, including its makeup, method of calculation and changes in its components, see “Description of the iShares® Dow Jones U.S. Real Estate Index Fund” in this pricing supplement.

Please note that an investment in the notes does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the securities of the companies included in the iShares® Dow Jones U.S. Real Estate Index.

What is the Dow Jones U.S. Real Estate Index?

The Dow Jones U.S. Real Estate Index attempts to measure the performance of the real estate sector of the United States equity market and primarily includes companies in the real estate investment trusts industry, as well as companies in the real estate holding and development industry. Dow Jones determines the relative weightings of the securities in the Dow Jones U.S. Real Estate Index and publishes information regarding the market value of the Dow Jones U.S. Real Estate Index. For further information on the Dow Jones U.S. Real Estate Index, including its makeup, method of calculation and changes in its components, see “Description of the iShares® Dow Jones U.S. Real Estate Index Fund — Description of the Dow Jones U.S. Real Estate Index” in this pricing supplement.

How Has the Underlying Equity Performed Historically?

We have provided a table showing the high and low closing prices of the underlying equity for each month in the period from January 3, 2005 to March 1, 2010 and a graph showing the closing prices of the underlying equity on each trading day from January 3, 2005 to March 1, 2010. You can find the table and the graph in the section “Description of the iShares® Dow Jones U.S. Real Estate Index Fund — Historical Data on the iShares® Dow Jones U.S. Real Estate Index Fund” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the underlying equity in recent years. However, past performance is not indicative of how the underlying equity will perform in the future. You should also refer to the section “Risk Factors — The Historical Performance of the Underlying Equity Is Not an Indication of the Future Performance of the Underlying Equity” in this pricing supplement.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

Each holder, by purchasing the notes, agrees to treat them as prepaid forward contracts for U.S. federal income tax purposes. Assuming this treatment of the notes is respected and subject to the discussion in “Certain United States Federal Tax Considerations” in this pricing supplement:

•	A U.S. holder should not be required to recognize taxable income over the term of the notes prior to maturity, other than pursuant to a sale or exchange.

•

Upon sale, exchange or settlement of the notes at maturity, a U.S. holder should recognize gain or loss equal to the difference between the amount realized and the U.S. holder’s tax basis in the notes. Subject to the discussion in “Certain United States Federal Tax Considerations — Possible Application of the ‘Constructive Ownership’ Rules” concerning the potential application of the “constructive ownership” rules under Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), any gain or loss should be long-term capital gain or loss if the investor has held the notes for more than one year.

Under current law, non-U.S. holders generally will not be subject to U.S. federal income or withholding tax with respect to amounts received on the sale, exchange or retirement of the notes. Special rules apply to non-U.S. holders who are present in the United States for 183 days or more in a taxable year or whose gain on the notes is effectively connected with a U.S. trade or business.

There is uncertainty regarding the tax treatment described above, and the Internal Revenue Service (the “IRS”) or a court might not agree with it. In addition, in 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which may well include the notes. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and non-U.S. investors considering an investment in the notes should read the discussion under “Certain United States Federal Tax Considerations” in this pricing supplement for more information.

Will the Notes Be Listed on a Stock Exchange?

The notes will not be listed on any securities exchange.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding Inc.?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

Citigroup Inc. is allowed to “incorporate by reference” the information filed with or furnished to the Securities and Exchange Commission, which means that it can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this pricing supplement, the accompanying prospectus supplement and prospectus. In addition to the documents incorporated by reference as described under “Prospectus Summary — Where You Can Find More Information” in the accompanying prospectus.

What Is the Role of Citigroup Funding Inc. and Citigroup Inc.’s Affiliate, Citigroup Global Markets Inc.?

Our affiliate, Citigroup Global Markets, is the agent for the offering and sale of the notes and is expected to receive compensation for activities and services provided in connection with the offering. After the initial offering, Citigroup Global Markets and/or other of our broker-dealer affiliates intend to buy and sell the notes to create a secondary market for holders of the notes, and may engage in other activities described in the sections

“Plan of Distribution” in this pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets nor any of these affiliates will be obligated to engage in any market-making activities, or continue such activities once it has started them. Citigroup Global Markets will also act as calculation agent for the notes. Potential conflicts of interest may exist between Citigroup Global Markets and you as a holder of the notes.

Can You Tell Me More About the Effect of Citigroup Funding Inc.’s Hedging Activity?

We expect to hedge our obligations under the notes through one or more of our affiliates, which will carry out hedging activities related to the notes (and to other instruments linked to the underlying equity and the Dow Jones U.S. Real Estate Index), including trading in the underlying equity and the stocks composing the Dow Jones U.S. Real Estate Index and in other instruments linked to the Dow Jones U.S. Real Estate Index. Our affiliates also trade the underlying equity and other financial instruments related to the underlying equity and the Dow Jones U.S. Real Estate Index on a regular basis as part of their general brokerdealer and other businesses. This hedging activity could affect the price of the underlying equity and therefore the market value of the notes. The costs of maintaining or adjusting this hedging activity could also affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines. You should refer to “Risk Factors Relating to the Notes — Citigroup Funding’s Hedging and Trading Activity Could Potentially Adversely Affect the Value of the Notes and Could Result in a Conflict of Interest” in this pricing supplement, “Risk Factors — Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts, (which we call “Plans”) will be permitted to purchase and hold the notes, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A) (i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the notes or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

Are There Any Risks Associated with My Investment?

Yes, the notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE NOTES

Because the terms of the notes differ from those of conventional debt securities in that the maturity payment will be based on the percentage change in the price of the underlying equity from the pricing date to the valuation date, an investment in the notes entails significant risks not associated with similar investments in conventional debt securities, including, among other things, fluctuations in the price of the underlying equity and other events that are difficult to predict and beyond our control.

The Notes Are Not Principal Protected. You Will Receive Less than Your Initial Investment at Maturity if the Price of the Underlying Equity Declines By More than 15% From the Pricing Date to the Valuation Date

The amount payable at maturity will depend on the percentage change in the price of the underlying equity from the pricing date to the valuation date. If the price of the underlying equity on the valuation date has declined more than 15% from its price on the pricing date, the amount you receive for each note will be less than the $10 you paid for each note and could be as low as $1.50 per $10 note. This will be true even if the closing price of the underlying equity exceeds its initial price at one or more times during the term of the notes.

You Will Not Receive Any Periodic Payments on the Notes

You will not receive any periodic payments of interest or any other periodic payments on the notes. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the underlying equity or on the securities included in the Dow Jones U.S. Real Estate Index.

The Appreciation of Your Investment in the Notes Will Be Limited

Because the maximum return on the notes is limited to approximately 18% to 22% (approximately 12% to 14.67% per annum on a simple interest basis) (to be determined on the pricing date) of the principal amount of the notes, the notes may provide less opportunity for appreciation than an investment in an instrument directly linked to the underlying equity. If the final price exceeds the initial price by more than approximately 18% to 22% (to be determined on the pricing date), the appreciation on an investment in the notes will be less than the appreciation on an investment in the underlying equity or an investment in an instrument that is directly linked to the underlying equity but is not subject to the maximum total return.

The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

The notes do not pay any interest. As a result, if the final price is less than              (an increase of     % from the initial price), taking into account the upside participation rate, the yield on the notes will be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

The Notes are Subject to the Credit Risk of Citigroup Inc. and its Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes

Investors are dependent on the ability of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the notes, to pay all amounts due on the notes at maturity, and, therefore investors are subject to the credit risk of Citigroup Inc. and to changes in the market’s view of Citigroup Inc.’s creditworthiness. Any actual or anticipated decline in Citigroup Inc.’s credit ratings or increase in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the market value of the notes.

The Historical Performance of the Underlying Equity Is Not an Indication of the Future Performance of the Underlying Equity

The historical performance of the underlying equity, which is included in this pricing supplement, should not be taken as an indication of the future performance of the underlying equity during the term of the notes. Changes in the price of the underlying equity will affect the trading price of the notes, but it is impossible to predict whether the price of the underlying equity will fall or rise.

Investing in the Notes Exposes Investors to Risks Which are Especially Significant in the Real Estate Industry

The notes are subject to certain risks applicable to the real estate industry. The iShares® Dow Jones Real Estate Index Fund invests in companies that invest in real estate, primarily REITS or real estate holding companies, which exposes the notes to the risks of owning real estate directly as well as to risks that relate specifically to the way in which real estate companies are organized and operated. Real estate is highly sensitive to general and local economic conditions and developments, and characterized by intense competition and periodic overbuilding. The United States real estate market has recently suffered a period of extraordinary declines, and we can give you no assurance that such declines will not continue or worsen. Specific risks especially relevant to investment in the real estate industry include interest rate risk, leverage risk, property risk, management risk, liquidity risk, concentration risk, U.S. tax risk and regulatory risk. Any of these risks could adversely impact the value of the notes.

Investing in the Notes Is Not Equivalent to Investing in the Underlying Equity or the Dow Jones U.S. Real Estate Index

Investing in the notes is not equivalent to investing in the underlying equity or the stocks (primarily REITS) that constitute the Dow Jones U.S. Real Estate Index. Investors in the notes will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the underlying equity or the stocks that constitute the Dow Jones U.S. Real Estate Index.

Adjustments to the Underlying Equity or to the Dow Jones U.S. Real Estate Index Could Adversely Affect the Value of the Notes

The investment adviser to the iShares® Dow Jones U.S. Real Estate Index Fund, BlackRock Fund Advisors (the investment adviser), seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Dow Jones U.S. Real Estate Index. Pursuant to its investment strategy or otherwise, the investment adviser may add, delete or substitute the stocks composing the iShares® Dow Jones U.S. Real Estate Index Fund. Any of these actions could adversely affect the price of the underlying equity and, consequently, the value of the notes. Dow Jones & Company, Inc. (Dow Jones) is responsible for calculating and maintaining the Dow Jones U.S. Real Estate Index. Dow Jones may add, delete or substitute the stocks constituting the Dow Jones U.S. Real Estate Index or make other methodological changes that could change the value of the Dow Jones U.S. Real Estate Index. Dow Jones may discontinue or suspend calculation or publication of the Dow Jones U.S. Real Estate Index at any time. In these circumstances, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the discontinued Dow Jones U.S. Real Estate Index and is not precluded from considering indices that are calculated and published by the calculation agent or any of its affiliates.

The Underlying Equity and the Dow Jones U.S. Real Estate Index are Different

The performance of the underlying equity may not exactly replicate the performance of the Dow Jones U.S. Real Estate Index because the iShares® Dow Jones U.S. Real Estate Index Fund will reflect transaction costs and fees that are not included in the calculation of the Dow Jones U.S. Real Estate Index. It is also possible that the iShares® Dow Jones U.S. Real Estate Index Fund may not fully replicate or may in certain circumstances diverge significantly from the performance of the Dow Jones U.S. Real Estate Index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in this fund, differences in trading hours between the iShares® Dow Jones U.S. Real Estate Index Fund and the Dow Jones U.S. Real Estate Index or due to other circumstances. The investment adviser may invest up to 10% of the iShares® Dow Jones U.S. Real Estate Index Fund’s assets in securities not included in the Dow Jones U.S. Real Estate Index, and in futures contracts, options on futures contracts, options and swaps as well as cash and cash equivalents, including shares of other iShares® funds.

The Notes Will Not Be Listed on Any Securities Exchange and Secondary Trading May Be Limited

The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. Citigroup Global Markets may, but is not obligated to, make a market in the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Citigroup Global Markets is willing to transact. If, at any time, Citigroup Global Markets were not to make a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

Citigroup Funding’s Hedging and Trading Activity Could Potentially Adversely Affect the Value of the Notes and Could Result in a Conflict of Interest

We expect to hedge our obligations under the notes through one or more of our affiliates, which will carry out hedging activities related to the notes (and to other instruments linked to the underlying equity and the Dow Jones U.S. Real Estate Index), including trading in the underlying equity and the stocks composing the Dow Jones U.S. Real Estate Index and in other instruments linked to the Dow Jones U.S. Real Estate Index. Our affiliates also trade the underlying equity and other financial instruments related to the underlying equity and the Dow Jones U.S. Real Estate Index on a regular basis as part of their general brokerdealer and other businesses. Any of these hedging or trading activities on or prior to the pricing date could potentially increase the initial price and, therefore, could increase the price at which the underlying equity must close on the valuation date before an investor receives a payment at maturity that exceeds the issue price of the notes. Additionally, such hedging or trading activities during the term of the notes, including on the valuation date, could adversely affect the closing price of the underlying equity on the valuation date and, accordingly, the amount of cash an investor will receive at maturity.

This hedging activity may present a conflict between your interest in the notes and the interests our affiliates and we have in executing, maintaining and adjusting our hedge transactions because it could affect the price of the underlying equity and therefore the market value of the notes. It could also be adverse to your interest if it affects the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Since hedging our obligation under the notes involves risk and may be influenced by a number of factors, it is possible that our affiliates or we may profit from our hedging activity, even if the market value of the notes declines.

The Inclusion of Commissions and Projected Profit from Hedging in the Original Issue Price is Likely to Adversely Affect Secondary Market Prices

Assuming no change in market conditions or any other relevant factors, the price, if any, at which Citigroup Global Markets is willing to purchase the notes in secondary market transactions will likely be lower than the original issue price, since the original issue price will include, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. In addition, any secondary market prices may differ from values determined by pricing models used by Citigroup Global Markets as a result of dealer discounts, mark-ups or other transaction costs.

Citigroup Global Markets, an Affiliate of Citigroup Funding and Citigroup Inc., Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citigroup Global Markets, which is acting as the calculation agent for the notes, is an affiliate of ours. As a result, Citigroup Global Markets’ duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

The Antidilution Adjustments the Calculation Agent Is Required to Make Do Not Cover Every Event That Could Affect the Underlying Equity

Citigroup Global Markets, as calculation agent, will adjust the amount payable at maturity for certain events affecting the underlying equity. However, the calculation agent will not make an adjustment for every event that could affect the underlying equity. If an event occurs that does not require the calculation agent to adjust the amount payable at maturity, the market price of the notes may be materially and adversely affected.

You Will Have No Rights Against the Publisher of the Underlying Equity or Any Issuer of Any Stock Included in the Underlying Equity

You will have no rights against the publisher of the underlying equity, or any issuer of any stock included in the underlying equity, even though the amount you receive at maturity, if any, will depend on the weighted values of the underlying equity, and such values are based on the prices of the stocks included in the underlying equity. By investing in the notes you will not acquire any shares of stocks included in the underlying equity and you will not receive any dividends or other distributions, if any, with respect to stocks included in the underlying equity. The index publisher and the issuers of the stocks included in the underlying equity are not in any way involved in this offering and have no obligations relating to the notes or to the holders of the notes.

The Market Price of the Notes Will Be Influenced by Many Unpredictable Factors

Several factors will influence the value of the notes in the secondary market and the price at which Citigroup Global Markets may be willing to purchase or sell the notes in the secondary market. We expect that generally the price of the underlying equity on any day will affect the value of the notes more than any other single factor. However, because the payout on the notes is not directly correlated to the price of the underlying equity, the notes will trade differently from the underlying equity. Other factors that may influence the value of the notes include:

(i)	the trading price and volatility (frequency and magnitude of changes in value) of the underlying equity,

(ii)	dividend rates on the underlying equity and on the stocks composing the Dow Jones U.S. Real Estate Index,

(iii)	interest and yield rates in the market,

(iv)	time remaining until the notes mature,

(v)	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the underlying equity, the real estate market or equities markets generally and which may affect the final price,

(vi)	the occurrence of certain events affecting the underlying equity that may or may not require an antidilution adjustment, and

(vii)	any actual or anticipated changes in our and/or Citigroup Inc. credit ratings or credit spreads.

Some or all of these factors will influence the market price of the notes prior to maturity and you may receive less, and possibly significantly less, than the stated principal amount per note if you try to sell your notes prior to maturity.

You cannot predict the future performance of the underlying equity based on their historical performance. The price of the underlying equity may decrease below the initial price so that you will receive for each note you hold at maturity a payment that is less than the stated principal amount of the notes by an amount proportionate to the decline in the price of the underlying equity below the initial price. There can be no assurance that the price of the underlying equity will have increased on the valuation date so that you will receive at maturity an amount that is greater than the principal amount of your investment. The price of the underlying equity may be, and has recently been, extremely volatile, and we can give you no assurance that the volatility will lessen. See “Description of the iShares® Dow Jones Real Estate Index Fund — Historical Data on the iShares® Dow Jones Real Estate Index Fund” in this pricing supplement.

The U.S. Federal Income Tax Consequences of an Investment in the Notes Are Unclear

There is no direct legal authority regarding the proper U.S. federal income tax treatment of the notes, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid forward contracts. If the IRS were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes might be affected materially and adversely. As described below under “Certain United States Federal Tax Considerations — Possible Application of the ‘Constructive Ownership’ Rules,” even if the treatment of the notes as prepaid forward contracts is respected, the notes could be treated as “constructive ownership transactions.” In that case, all or a portion of any long-term capital gain U.S. Holders would otherwise recognize on a sale, exchange or retirement of the notes could be recharacterized as ordinary income, in which case an interest charge would apply with respect to the deemed tax liability that would have been incurred if such income had accrued at a constant rate over the period they held the securities. In addition, as described below under “Certain United States Federal Tax Considerations,” in 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which may well include the notes. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and non-U.S. holders should review carefully the section of this pricing supplement entitled “Certain United States Federal Tax Considerations” and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

DESCRIPTION OF THE NOTES

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus before making your decision to invest in the Notes. The description in this pricing supplement of the particular terms of the Notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

You may access the prospectus supplement and prospectus on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

•	Prospectus Supplement filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003022/y74453b2e424b2.htm

•	Prospectus filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003016/y74453sv3asr.htm

General

The Buffer Notes Based Upon the iShares® Dow Jones U.S. Real Estate Index Fund due September 26, 2011 (the “Notes”) are exchange-traded fund linked notes that offer a potential return at maturity based on an enhanced upside participation in any increase in the price of the shares of the iShares® Dow Jones U.S. Real Estate Index Fund (which we refer to as the “Underlying Equity”) during the term of the Notes, subject to a maximum total return, while also providing protection against a decline of 15% or less in the price of the Underlying Equity and a limited buffer against a decline of more than 15% in the price of Underlying Equity. The Notes are not principal protected and do not pay periodic interest. The Notes have a maturity of approximately 1.5 years and are issued by Citigroup Funding Inc.

The return on the Notes, if any, is based upon the return of the Underlying Equity.

At maturity you will receive for each Note you hold a maturity payment, which may be greater than, equal to or less than your initial investment in the Notes, based on the percentage change in the price of the Underlying Equity from the Pricing Date to the Valuation Date. We refer to the percentage change in the Closing Price of the Underlying Equity from the Pricing Date to the Valuation Date as the “Return Percentage.” If the Final Price is greater than the Initial Price, the maturity payment will equal the $10 principal amount per Note plus a Note Return Amount equal to the product of (i) $10 and (ii) the Return Percentage and (iii) 150%, subject to a maximum total return on the Notes of approximately 18% to 22% (approximately 12% to 14.67% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Notes. If the Final Price is less than or equal to 100% of the Initial Price but greater than or equal to 85% of the Initial Price, the Note Return Amount will be zero and the maturity payment will equal the $10 principal amount per Note. If the Final Price is less than 85% of the Initial Price (representing a decrease of more than 15% from the Initial Price), maturity payment will equal the $10 principal amount per Note plus a Note Return Amount equal to the product of (i) $10 and (ii) the sum of (a) the Return Percentage (which will be negative) and (b) 15%. Thus, if the Final Price is less than 85% of the Initial Price (regardless of the price of the Underlying Equity at any other time during the term of the Notes), the maturity payment will be less than your initial investment in the Notes and your investment in the Notes will result in a loss. All payments on the Notes are subject to the credit risk of Citigroup Inc.

Because the maximum total return over the term of the Notes is limited to approximately 18% to 22% (approximately 12% to 14.67% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Notes, in no circumstance will the payment you receive at maturity be more than approximately $11.80 to $12.20 per Note (to be determined on the Pricing Date).

The Notes are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus, any payments on which are fully and unconditionally guaranteed by Citigroup Inc. The aggregate principal amount of Notes issued will be $             (             Notes). The Notes will mature on September 26, 2011. The Notes will constitute part of the senior debt of Citigroup Funding and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. The guarantee of payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The Notes will be issued only in fully registered form and in denominations of $10 per Note and integral multiples thereof.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Interest

We will not make any periodic payments of interest on the Notes. Additionally, you will not be entitled to receive dividend payments or other distributions, if any, made on the Underlying Equity or on the securities included in the Dow Jones U.S. Real Estate Index.

Payment at Maturity

The Notes will mature on September 26, 2011 (the “Maturity Date”). At maturity you will receive for each Note an amount in cash equal to $10 plus a Note Return Amount, which may be positive, zero or negative. Because the Note Return Amount may be negative, the maturity payment could be less than the $10 principal amount per Note and your investment could result in a loss.

Note Return Amount

The Note Return Amount will be based on the Return Percentage. The Return Percentage will equal the following fraction:

Final Price – Initial Price
Initial Price

The “Initial Price” will equal the Closing Price of one share of the Underlying Equity on the Pricing Date.

The “Pricing Date” means the date on which the Notes will be priced for initial sale to the public.

The “Final Price” will equal the Closing Price of one share of the Underlying Equity on the Valuation Date.

The calculation of the Note Return Amount will depend on whether the Return Percentage is positive, zero or negative:

•	If the Return Percentage is positive, the Note Return Amount will be positive and will equal:

$10 × Return Percentage × Upside Participation Rate,

subject to the maximum total return on the Notes.

The Upside Participation Rate will equal 150%. Because the maximum total return on the Notes is limited to approximately 18% to 22% (approximately 12% to 14.67% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Notes, in no circumstance will the amount you receive at maturity exceed approximately $11.80 to $12.20 (to be determined on the Pricing Date) per Note.

•	If the Return Percentage is 0%, or less than 0% but equal to or greater than –15%, the Note Return Amount will be zero.

•	If the Return Percentage is less than –15%, the Note Return Amount will be negative and will equal:

$10 × (Return Percentage + 15%).

Thus, if the price of the Underlying Equity decreases by more than 15%, the Return Percentage and the Note Return Amount will be negative and the amount you receive at maturity will be less than $10 per Note and could be as low as $1.50 per $10 Note.

A “Business Day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in The City of New York.

“Closing Price,” subject to the provisions set out under “— Discontinuance of the iShares® Dow Jones U.S. Real Estate Index Fund and/or the iShares® Dow Jones U.S. Real Estate Index; Alteration of Method of Calculation” below, of the Underlying Equity on any date of determination, including the Valuation Date, means:

(a)	if the Underlying Equity is listed on a national securities exchange on that date of determination, the closing sale price or, if no closing sale price is reported, the last reported sale price on that date on the principal national securities exchange on which the Underlying Equity is listed or admitted to trading; or

(b)	if the Underlying Equity is not listed on a national securities exchange on that date of determination, or if the closing sale price or last reported sale price on such exchange is not obtainable (even if the Underlying Equity is listed or admitted to trading on such exchange), any last reported bid price for the security of the principal trading session on the over-the-counter market on that date as reported on the OTC Bulletin Board Service (the “OTC Bulletin Board”), the National Quotation Bureau or a similar organization.

If no closing sale price or last reported sale price is available on a date of determination pursuant to clauses (a) or (b) above or if there is a Market Disruption Event, the Closing Price of the Underlying Equity for that date, unless deferred by the Calculation Agent as described below, will be the arithmetic mean, as determined by the Calculation Agent, of the bid prices of the Underlying Equity obtained from as many dealers in such security (which may include Citigroup Global Markets or any of our other affiliates or subsidiaries), but not exceeding three such dealers, as will make such bid prices available to the calculation agent. The term “OTC Bulletin Board” will include any successor to such service. See “— Discontinuance of the iShares® Dow Jones U.S. Real Estate Index Fund and/or the iShares® Dow Jones U.S. Real Estate Index; Alteration of Method of Calculation” and “— Antidilution Adjustments” below. The determination of the Closing Price of the Underlying Equity by the Calculation Agent upon the occurrence of a Market Disruption Event may be deferred by the Calculation Agent for up to five consecutive Trading Days on which a Market Disruption Event is occurring, but not past the Trading Day immediately prior to the Maturity Date.

A “Market Disruption Event” means, as determined by the Calculation Agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the applicable exchange or market, of accurate price, volume or related information in respect of (1) the Underlying Equity (or any other security for which a closing price must be determined) on any exchange or market, (2) stocks which then comprise 20% or more of the value of the assets underlying the Underlying Equity or any successor index to the Dow Jones U.S. Real Estate Index, or (3) any options contracts or futures contracts relating to the Underlying Equity (or other security), or any options on such futures contracts, on any exchange or market if, in each case, in the determination of the Calculation Agent, any such suspension, limitation or unavailability is material.

For purposes of determining whether a Market Disruption Event exists at any time, if trading in a security included in the Dow Jones U.S. Real Estate Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of the assets underlying the Underlying Equity will be based on a comparison of the portion of the value of such assets attributable to that security relative to the overall value of the Underlying Equity, in each case immediately before that suspension or limitation.

For the purpose of determining whether a Market Disruption Event has occurred: (1) a limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange or market, (2) a decision to permanently discontinue trading in the relevant futures or options contract or any exchange-traded fund, including the Underlying Equity, will not constitute a Market Disruption Event, (3) a suspension of trading in futures or options contracts on the Dow Jones U.S. Real Estate Index or the Underlying Equity by the primary securities market trading in such contracts by reason of (a) a price change exceeding limits set by such securities exchange or market, (b) an imbalance of orders relating to such contracts or (c) a disparity in bid and ask quotes relating to such contracts will constitute a suspension, absence or material limitation of trading in futures or options contracts related to the Dow Jones U.S. Real Estate Index or the Underlying Equity and (4) a “suspension, absence or material limitation of trading” on any relevant exchange or on the primary market on which futures or options contracts related to the Dow Jones U.S. Real Estate Index or the Underlying Equity are traded will not include any time when such securities market is itself closed for trading under ordinary circumstances.

A “Trading Day” means a day, as determined by the Calculation Agent, on which trading is generally conducted (or was scheduled to have been generally conducted, but for the occurrence of a Market Disruption Event) on the New York Stock Exchange, NYSE Alternext US, NASDAQ, the Chicago Mercantile Exchange and the and the Chicago Board of Options Exchange, and in the over-the-counter market for equity securities in the United States, or if the Underlying Equity is traded on one or more non-U.S. securities exchanges or markets, on the principal non-U.S. securities exchange or market for the Underlying Equity.

“Valuation Date” means September 21, 2011, subject to postponement for non-Trading Days or Market Disruption Events as described in the definition of Closing Price above.

Antidilution Adjustments

If the Underlying Equity, after the Pricing Date,

(a)	pay a share dividend or there is a distribution with respect to the Underlying Equity in the form of the Underlying Equity (excluding any share dividend or distribution for which the number of Underlying Equity paid or distributed is based on a fixed cash equivalent value);

(b)	are subdivided or split into a greater number of Underlying Equity;

(c)	are combined into a smaller number of Underlying Equity; or

(d)	other shares are issued by reclassification of the Underlying Equity,

then, in each of these cases, the Initial Price will be divided by a dilution adjustment equal to a fraction, the numerator of which will be the number of Underlying Equity outstanding immediately after the event, plus, in the case of a reclassification referred to in (d) above, the number of shares of other common stock, and the denominator of which will be the number of Underlying Equity outstanding immediately before the event. In the event of a reclassification referred to in (d) above as a result of which no Underlying Equity is outstanding, the Initial Price will be determined by reference to the other shares issued in the reclassification.

Each dilution adjustment will be effected as follows:

(a)

in the case of any dividend, distribution or issuance, at the opening of business on the Business Day next following the record date for determination of holders of the Underlying Equity entitled to receive this dividend, distribution or issuance or, if the announcement of this dividend, distribution or issuance is after this record date, at the time this dividend, distribution or issuance was announced by the iShares® Dow Jones U.S. Real Estate Index Fund; and

(b)	in the case of any subdivision, split, combination or reclassification, on the effective date of the transaction.

All dilution adjustments will be rounded upward or downward to the nearest 1/10,000th or, if there is not a nearest 1/10,000th, to the next lower 1/10,000th. No adjustment in the Initial Price will be required unless the adjustment would require an increase or decrease of at least one percent therein, provided, however, that any adjustments which by reason of this sentence are not required to be made will be carried forward (on a percentage basis) and taken into account in any subsequent adjustment. If any announcement or declaration of a record date in respect of a dividend, distribution, issuance or repurchase requiring an adjustment as described herein is subsequently canceled by the iShares® Dow Jones U.S. Real Estate Index Fund, or this dividend, distribution, issuance or repurchase fails to receive requisite approvals or fails to occur for any other reason, then, upon the cancellation, failure of approval or failure to occur, the Initial Price will be further adjusted to the Initial Price that would then have been in effect had adjustment for the event not been made. If a reorganization event described below occurs after the occurrence of one or more events requiring an adjustment as described herein, the dilution adjustments previously applied to the Initial Price will not be rescinded but will be applied to the reorganization event as provided for below.

Discontinuance of the iShares® Dow Jones U.S. Real Estate Index Fund and/or the Dow Jones U.S. Real Estate Index; Alteration of Method of Calculation

If the Underlying Equity is delisted from, or trading of the Underlying Equity is suspended on, the primary exchange(s) or market(s) of trading for the Underlying Equity and a major U.S. exchange or market lists or approves for trading successor or substitute securities that the Calculation Agent determines, in its sole discretion to be comparable to the Underlying Equity (any such securities, “Successor Shares”), the price of such Successor Shares will be substituted for all purposes, including but not limited to determining the Closing Price of the Underlying Equity. Upon any selection by the Calculation Agent of Successor Shares, the Calculation Agent will cause notice thereof to be furnished to the registered holders of the Notes.

If the Underlying Equity is delisted from, or trading of the Underlying Equity is suspended on, the primary exchange(s) or market(s) of trading for the Underlying Equity and Successor Shares that the Calculation Agent determines to be comparable to the Underlying Equity are not listed or approved for trading on a major U.S. exchange or market, a successor or substitute security will be selected by the Calculation Agent, in its sole discretion, and the value of such successor or substitute security, as determined by the Calculation Agent in its sole discretion, will be substituted for all purposes, including but not limited to determining the Closing Price of the Underlying Equity. Upon any selection by the Calculation Agent of successor or substitute securities, the Calculation Agent will cause notice thereof to be furnished to the registered holders of the Notes.

If the iShares® Dow Jones U.S. Real Estate Index Fund is liquidated or otherwise terminated (a “Liquidation Event”), the Closing Price of the Underlying Equity on any Trading Day following the Liquidation Event will be determined by the Calculation Agent and will be deemed to equal the product of (i) the closing value of the Dow Jones U.S. Real Estate Index (or any Successor Index, as described below) on such Trading Day (taking into account any material changes in the method of calculating the Dow Jones U.S. Real Estate Index following such Liquidation Event), times (ii) a fraction, the numerator of which is the Closing Price of the Underlying Equity and the denominator of which is the closing value of the Dow Jones U.S. Real Estate Index (or any Successor Index, as described below), each determined as of the last day prior to the occurrence of the Liquidation Event on which a Closing Price was available.

If Dow Jones & Company, Inc. (“Dow Jones”) discontinues publication of the Dow Jones U.S. Real Estate Index and Dow Jones or another entity (including Citigroup Global Markets) publishes a successor or substitute index that Citigroup Global Markets, as the Calculation Agent, determines, in its sole discretion, to be comparable to the discontinued Dow Jones U.S. Real Estate Index (such index being referred to herein as a “Successor Index”), then the Closing Price for the Underlying Equity on any Trading Day following a Liquidation Event will be determined by reference to the published value of such Successor Index at the regular weekday close of trading on such Trading Day.

Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent will cause written notice thereof to be furnished to the Trustee, to us and to DTC, as holder of the Notes, within three Trading Days of such selection. We expect that such notice will be made available to you, as a beneficial owner of the Notes, in accordance with the standard rules and procedures of DTC and its direct and indirect participants.

If Dow Jones discontinues publication of the Dow Jones U.S. Real Estate Index prior to, and such discontinuance is continuing on, the Valuation Date or the date of acceleration, and Citigroup Global Markets, as the Calculation Agent, determines, in its sole discretion, that no Successor Index is available at such time, then the Calculation Agent will determine the Closing Price for the Underlying Equity for such date. Such Closing Price will be computed by the Calculation Agent in accordance with the formula for calculating the Dow Jones U.S. Real Estate Index last in effect prior to such discontinuance, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) of each security most recently composing the Dow Jones U.S. Real Estate Index at the close of the principal trading session of the primary exchange(s) or market(s) of trading for such security on such date, without any rebalancing or substitution of such securities following such discontinuance. Notwithstanding these alternative arrangements, discontinuance of the publication of the Dow Jones U.S. Real Estate Index may adversely affect the value of the Notes.

If at any time the method of calculating the Dow Jones U.S. Real Estate Index or any Successor Index is changed in any material respect, or if the Dow Jones U.S. Real Estate Index or any Successor Index is in any other way modified so that the value of the Dow Jones U.S. Real Estate Index or the Successor Index does not, in the opinion of the Calculation Agent, fairly represent the value of that index had the changes or modifications not been made, then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a value of an index comparable to the Dow Jones U.S. Real Estate Index or the Successor Index as if the changes or modifications had not been made, and calculate the value of the index with reference to the Dow Jones U.S. Real Estate Index or any Successor Index. Accordingly, if the method of calculating the Dow Jones U.S. Real Estate Index or any Successor Index is modified so that the value of the Dow Jones U.S. Real Estate Index or the Successor Index is a fraction or a multiple of what it would have been if it had not been modified, then the Calculation Agent will adjust that index in order to arrive at a value of the index as if it had not been modified.

What You Could Receive at Maturity — Hypothetical Examples

The examples below show hypothetical maturity payments on the Notes for a range of Final Prices of the Underlying Equity. The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The value of the actual amount you receive in respect of the Notes at maturity will depend on the actual Note Return Amount, which, in turn, will depend on the Initial Price, Final Price, Upside Participation Rate and maximum total return. All of the hypothetical examples are based on the following assumptions:

•	Issue Price: $10.00 per Note

•	Initial Price: $45.00

•	Upside Participation Rate: 150%

•	Buffer Amount: 15%

•	Annualized dividend yield of the Underlying Equity: 4.00%

•	Maturity: 1.5 years

•	Maximum Total Return: 20% (13.33% per annum on a simple interest basis)

TABLE OF HYPOTHETICAL PAYMENTS AT MATURITY

Hypothetical Final Price	Hypothetical Return Percentage	Hypothetical Total Return on the Underlying Equity(1)(2)	Hypothetical Total Return on the Notes	Hypothetical Per Annum Return on the Notes	Hypothetical Note Return Amount	Hypothetical Maturity Payment
$ 0.00	-100.00%	-94.00%	-85.00%	-56.67%	-$8.50	$1.50
$22.50	-50.00%	-44.00%	-35.00%	-23.33%	-$3.50	$6.50
$27.00	-40.00%	-34.00%	-25.00%	-16.67%	-$2.50	$7.50
$31.50	-30.00%	-24.00%	-15.00%	-10.00%	-$1.50	$8.50
$36.00	-20.00%	-14.00%	-5.00%	-3.33%	-$0.50	$9.50
$37.13	-17.50%	-11.50%	-2.50%	-1.67%	-$0.25	$9.75
$38.25	-15.00%	-9.00%	0.00%	0.00%	$0.00	$10.00
$39.38	-12.50%	-6.50%	0.00%	0.00%	$0.00	$10.00
$40.50	-10.00%	-4.00%	0.00%	0.00%	$0.00	$10.00
$41.63	-7.50%	-1.50%	0.00%	0.00%	$0.00	$10.00
$42.75	-5.00%	1.00%	0.00%	0.00%	$0.00	$10.00
$43.88	-2.50%	3.50%	0.00%	0.00%	$0.00	$10.00
$45.00	0.00%	6.00%	0.00%	0.00%	$0.00	$10.00
$46.13	2.50%	8.50%	3.75%	2.50%	$0.37	$10.38
$47.25	5.00%	11.00%	7.50%	5.00%	$0.75	$10.75
$48.38	7.50%	13.50%	11.25%	7.50%	$1.13	$11.13
$49.50	10.00%	16.00%	15.00%	10.00%	$1.50	$11.50
$50.63	12.50%	18.50%	18.75%	12.50%	$1.88	$11.88
$51.75	15.00%	21.00%	20.00%	13.33%	$2.00	$12.00
$52.88	17.50%	23.50%	20.00%	13.33%	$2.00	$12.00
$54.00	20.00%	26.00%	20.00%	13.33%	$2.00	$12.00
$58.50	30.00%	36.00%	20.00%	13.33%	$2.00	$12.00
$63.00	40.00%	46.00%	20.00%	13.33%	$2.00	$12.00
$67.50	50.00%	56.00%	20.00%	13.33%	$2.00	$12.00
$90.00	100.00%	106.00%	20.00%	13.33%	$2.00	$12.00

(1)	Assumes the dividend yield on the Underlying Equity is not compounded annually and not re-invested.
(2)	The Notes are not entitled to, nor will the Return Percentage take into account, any dividends on the Underlying Equity.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities — Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any Notes shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the Calculation Agent and will equal, for each Note, the maturity payment, calculated as though the maturity of the Notes were the date of early repayment. See “— Payment at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the claim of the beneficial owner of the Notes will be capped at the maturity payment, calculated as though the maturity date of the Notes were the date of the commencement of the proceeding.

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of     % per annum on the unpaid amount due.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York Mellon, formerly known as The Bank of New York, as successor trustee under an indenture dated June 1, 2005, will serve as trustee for the Notes.

Calculation Agent

The Calculation Agent for the Notes will be Citigroup Global Markets. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Because the Calculation Agent is an affiliate of Citigroup Funding and Citigroup Inc., potential conflicts of interest may exist between the Calculation Agent and the holders of the Notes, including with respect to certain determinations and judgments that the Calculation Agent must make in determining amounts due to holders of the Notes. Citigroup Global Markets is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

DESCRIPTION OF THE iSHARES® DOW JONES REAL ESTATE INDEX FUND

Description of the iShares® Dow Jones Real Estate Index Fund

The iShares® Dow Jones U.S. Real Estate Index Fund is an exchange-traded fund managed by iShares®, a registered investment company. iShares® consists of numerous separate investment portfolios, including the iShares® Dow Jones U.S. Real Estate Index Fund. BlackRock Fund Advisors (“BFA”) is the investment adviser to the fund. The fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the real estate sector of the U.S. equity market, as represented by the Dow Jones U.S. Real Estate Index. The fund’s investment objective and the underlying index may be changed without shareholder approval. Shares of the fund trade on NYSE Arca, Inc. under the ticker symbol IYR. The fund is registered as part of the iShares® Trust, a registered investment company. Information provided to or filed with the Commission by iShares® pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to Commission file numbers 333-92935 and 811-09729, respectively, through the Commission’s website at http://www.sec.gov. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We make no representation or warranty as to the accuracy or completeness of such information.

This pricing supplement relates only to the Notes offered hereby and does not relate to the Underlying Equity. We have derived all disclosures contained in this pricing supplement regarding iShares® from the publicly available documents described in the preceding paragraph. In connection with the offering of the Notes, neither we nor the underwriter has participated in the preparation of such documents or made any due diligence inquiry with respect to iShares®. Neither we nor the underwriter makes any representation that such publicly available documents or any other publicly available information regarding iShares® is accurate or complete. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of the Underlying Equity (and therefore the price of the Underlying Equity at the time we price the Notes) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning iShares® could affect the value received at maturity with respect to the Notes and therefore the trading price of the Notes.

Neither we nor any of our affiliates makes any representation to you as to the performance of the Underlying Equity.

We and/or our affiliates may presently or from time to time engage in business with iShares®. In the course of such business, we and/or our affiliates may acquire non-public information with respect to iShares®, and neither we nor any of our affiliates undertakes to disclose any such information to you. In addition, one or more of our affiliates may publish research reports with respect to the Underlying Equity. The statements in the preceding two sentences are not intended to affect the rights of investors in the Notes under the securities laws. As a purchaser of the Notes, you should undertake an independent investigation of iShares® as in your judgment is appropriate to make an informed decision with respect to an investment in the Underlying Equity.

iShares® is a registered trademark of BlackRock Institutional Trust Company, N.A. (“BIT”). The Notes are not sponsored, endorsed, sold, or promoted by BIT. BIT makes no representations or warranties to the owners of the Notes or any member of the public regarding the advisability of investing in the Notes. BIT has no obligation or liability in connection with the operation, marketing, trading or sale of the Notes.

Description of the Dow Jones U.S. Real Estate Index

The Dow Jones U.S. Real Estate Index attempts to measure the performance of the real estate sector of the United States equity market and primarily includes companies in the real estate investment trusts (“REITS”) industry, as well as companies in the real estate holding and development industry. REITS are passive investment vehicles that invest primarily in income-producing real estate or real estate related loans and interests. The Dow Jones U.S. Real Estate Index is sponsored by Dow Jones, an organization independent of the iShares® Dow Jones U.S. Real Estate Index Fund and BFA. Dow Jones determines the relative weightings of the securities in the Dow Jones U.S. Real Estate Index and publishes information regarding the market value of the Dow Jones U.S. Real Estate Index.

The Dow Jones U.S. Real Estate Index is one of the 19 supersector indices that make up the Dow Jones U.S. IndexSM (formerly known as the Dow Jones U.S. Total Market IndexSM). The Dow Jones U.S. IndexSM is part of the Dow Jones World IndexSM. It is a market capitalization-weighted index in which only the shares of each company that are readily available to investors — the “float” — are counted.

Methodology of the Dow Jones U.S. Real Estate Index

Index component candidates must be common shares or other securities that have the characteristics of common equities. All classes of common shares, both fully and partially paid, are eligible. Fixed-dividend shares and securities such as convertible notes, warrants, rights, mutual funds, unit investment trusts, closed-end fund shares, and shares in limited partnerships are not eligible. Temporary issues arising from corporate actions, such as “when-issued” shares, are considered on a case-by-case basis when necessary to maintain continuity in a company’s index membership. REITS also are eligible. Multiple classes of shares are included if each issue, on its own merit, meets the other eligibility criteria. Securities that have had more than ten nontrading days during the past quarter are excluded. Stocks in the top 95% of the index universe by free-float market capitalization are selected as components of the Dow Jones U.S. IndexSM, skipping stocks that fall within the bottom 1% of the universe by free-float market capitalization and within the bottom .01% of the universe by turnover. To be included in the Dow Jones U.S. Real Estate Index, the issuer of the component securities must be classified in the Real Estate Sector of industry classifications as maintained by the Industry Classification Benchmark (“ICB”).

The Dow Jones U.S. Real Estate Index is reviewed by Dow Jones on a quarterly basis. Shares outstanding totals for component stocks are updated during the quarterly review. However, if the number of outstanding shares for an index component changes by more than 10% due to a corporate action, the shares total will be adjusted immediately after the close of trading on the date of the event. Whenever possible, Dow Jones will announce the change at least two business days prior to its implementation. Changes in shares outstanding due to stock dividends, splits and other corporate actions also are adjusted immediately after the close of trading on the day they become effective. Quarterly reviews are implemented during March, June, September and December. Both component changes and share changes become effective at the opening on the first Monday after the third Friday of the review month. Changes to the Dow Jones U.S. Real Estate Index are implemented after the official closing values have been established. All adjustments are made before the start of the next trading day. Constituent changes that result from the periodic review will be announced at least two business days prior to the implementation date.

In addition to the scheduled quarterly review, the Dow Jones U.S. Real Estate Index is reviewed on an ongoing basis. Changes in index composition and related weight adjustments are necessary whenever there are extraordinary events such as delistings, bankruptcies, mergers or takeovers involving index components. In these cases, each event will be taken into account as soon as it is effective. Whenever possible, the changes in the index components will be announced at least two business days prior to their implementation date. In the event that a component no longer meets the eligibility requirements, it will be removed from the index.

Background on the ICB

ICB, a joint classification system launched by FTSE Group and Dow Jones Indexes offers broad, global coverage of companies and securities and classifies them based on revenue, not earnings. ICB classifies the component stocks into groups of 10 industries, 19 supersectors, 41 sectors and 114 subsectors. The Real Estate Sector is composed of two subsectors. The Real Estate Investment and Services subsector consists of companies that invest directly or indirectly in real estate through development, management or ownership, including property agencies, and that provide services to real estate companies. This subsector excludes REITS and similar entities. The Real Estate Investment Trusts subsector consists of real estate investment trusts or corporations and listed property trusts.

Historical Information

The following table sets forth the published high and low Closing Prices as well as the end-of-quarter Closing Prices of the Underlying Equity for each quarter in the period from January 3, 2005 through March 1, 2010. The Closing Price of the Underlying Equity on March 1, 2010 was $46.27. We obtained the information below from Bloomberg Financial Markets, without independent verification. You should not take the historical prices of the Underlying Equity as an indication of future performance, and no assurance can be given as to the price of the Underlying Equity on the Valuation Date.

iShares® Dow Jones U.S. Real Estate Index Fund (CUSIP 464287739)	High	Low	Period End
2005
First Quarter	59.78	54.57	55.13
Second Quarter	63.91	54.81	62.45
Third Quarter	67.10	61.26	63.22
Fourth Quarter	65.42	58.28	63.23

2006
First Quarter	73.80	64.66	72.75
Second Quarter	71.46	66.60	70.72
Third Quarter	77.57	70.75	76.65
Fourth Quarter	86.29	76.55	83.71

2007
First Quarter	94.71	82.34	85.27
Second Quarter	87.77	76.86	77.20
Third Quarter	80.25	67.79	76.57
Fourth Quarter	80.85	65.00	65.70

2008
First Quarter	68.22	59.02	65.10
Second Quarter	71.65	60.95	60.95
Third Quarter	67.20	56.34	61.95
Fourth Quarter	61.17	25.40	37.23

2009
First Quarter	37.26	22.21	25.46
Second Quarter	35.55	25.30	32.34
Third Quarter	45.04	29.88	42.66
Fourth Quarter	47.44	39.63	45.92

2010
First Quarter (through March 1, 2010)	46.59	42.45	46.27

The following graph illustrates the historical performance of the Underlying Equity based on the daily Closing Prices of the Underlying Equity from January 3, 2005 to March 1, 2010. Past performance of the Underlying Equity is not indicative of future Closing Prices.

License Agreement

“iShares®” is a registered trademark of BlackRock Institutional Trust Company, N.A. “Dow Jones” is a servicemark of Dow Jones & Company, Inc and has been licensed for use by Citigroup Funding. The iShares® Dow Jones U.S. Real Estate Index Fund and the Dow Jones U.S. Real Estate IndexSM are described under “Description of the iShares® Dow Jones U.S. Real Estate Index Fund” in this pricing supplement.

CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS

Prospective investors should note that the discussion under the section called “Certain United States Federal Income Tax Considerations” in the accompanying prospectus supplement does not apply to the Notes issued under this pricing supplement and is superseded by the following discussion.

The following summary is a general discussion of the principal U.S. federal tax consequences of ownership and disposition of the Notes. This discussion applies only to an investor who holds the Notes as capital assets within the meaning of Section 1221 of the Code. This discussion does not describe all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances or to holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders subject to a mark-to-market method of tax accounting with respect to the Notes;

•	investors holding the Notes as part of a hedging transaction, “straddle,” conversion transaction, integrated transaction or constructive sale transaction;

•	U.S. Holders (defined below) whose functional currency is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	regulated investment companies;

•	real estate investment trusts;

•	tax-exempt entities, including an “individual retirement account” or “Roth IRA”; or

•	persons subject to the alternative minimum tax.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Notes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding Notes and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of Notes.

We will not attempt to ascertain whether the iShares® Dow Jones U.S. Real Estate Index Fund would be treated as a “U.S. real property holding corporation” (“USRPHC”) within the meaning of Section 897 of the Code. If the iShares® Dow Jones U.S. Real Estate Index Fund were so treated, certain adverse U.S. federal income tax consequences might apply to a Non-U.S. Holder (as defined below) upon the sale, exchange or settlement of a Note. Prospective investors should refer to information filed with the Securities and Exchange Commission or another governmental authority by the iShares® Dow Jones U.S. Real Estate Index Fund and consult their tax advisers regarding the possible consequences to them if the iShares® Dow Jones U.S. Real Estate Index Fund is or becomes a USRPHC.

As the law applicable to the U.S. federal taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which subsequent to the date of this pricing supplement may affect the tax consequences described herein, possibly with retroactive effect.

Tax Treatment of the Notes

Each holder, by purchasing the Notes, agrees with us to treat them as prepaid forward contracts for U.S. federal income tax purposes.

Due to the absence of statutory, judicial or administrative authorities that directly address the U.S. federal tax treatment of the Notes or instruments that are similar to the Notes, significant aspects of the treatment of an investment in the Notes are uncertain. We do not plan to request a ruling from the IRS, and the IRS or a court might not agree with the treatment described below. Accordingly, potential investors should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the Notes and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussion is based on the treatment of each Note as a prepaid forward contract.

Tax Consequences to U.S. Holders

This section applies only to U.S. Holders. As used herein, the term “U.S. Holder” means a beneficial owner of a Note that is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•

a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

The term “U.S. Holder” also includes certain former citizens and residents of the United States.

Tax Treatment Prior to Maturity.    A U.S. Holder should not be required to recognize taxable income over the term of the Notes prior to maturity, other than pursuant to a sale or exchange as described below.

Sale, Exchange or Settlement of the Notes.    Upon a sale or exchange of the Notes, or upon settlement of the Notes at maturity, a U.S. Holder will recognize gain or loss equal to the difference between the amount realized on the sale, exchange or settlement and the U.S. Holder’s tax basis in the Notes sold, exchanged or settled. A U.S. Holder’s tax basis in the Notes should equal the amount paid by the U.S. Holder to acquire the Notes. Subject to the discussion below about the possible application of the “constructive ownership” rules, any gain or loss should be capital gain or loss and should be long-term capital gain or loss if at the time of the sale, exchange or settlement the U.S. Holder has held the Notes for more than one year. The deductibility of capital losses is subject to certain limitations.

Possible Alternative Tax Treatments of an Investment in the Notes

Alternative U.S. federal income tax treatments of the Notes are possible that, if applied, could materially and adversely affect the timing and/or character of income, gain or loss with respect to the Notes It is possible, for example, that the Notes could be treated as debt instruments issued by us. Under this treatment, the Notes would be governed by Treasury regulations relating to the taxation of contingent payment debt instruments. In that event, regardless of the U.S. Holder’s accounting method, in each year that the U.S. Holder held the Notes the U.S. Holder would be required to accrue income based on our comparable yield for similar non-contingent debt, determined as of the time of issuance of the Notes, even though we will not be required to make any payment with respect to the Notes prior to maturity. In addition, any gain on the sale, exchange or settlement of the Notes would be treated as ordinary income.

Other possible U.S. federal income tax treatments of the Notes could also affect the timing and character of income or loss with respect to the Notes. In 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which may well include the Notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; and

whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect. U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments and the issues presented by this notice.

Possible Application of the “Constructive Ownership” Rules

The Notes could be treated as “constructive ownership transactions” within the meaning of Section 1260 of the Code, in which case the tax consequences of sale, exchange or retirement of the Notes could be affected materially and adversely. If a Note were treated in whole or in part as a constructive ownership transaction, all or a portion of any long-term capital gain the holder would otherwise recognize on a sale, exchange or retirement of the Note would be recharacterized as ordinary income to the extent such gain exceeded the “net underlying long-term capital gain.” Under Section 1260, the net underlying long-term capital gain is generally the net long-term capital gain a taxpayer would have recognized by investing in the underlying pass-thru entity at the inception of the constructive ownership transaction and selling that investment on the date the constructive ownership transaction is closed (i.e., at maturity or earlier disposition). Assuming Section 1260 were to apply to a Note, it is unclear how the net underlying long-term capital gain would be computed. It is possible that the net underlying long-term capital gain could equal the amount of long-term capital gain the holder would have recognized if the holder had invested the face amount of the Note in the Underlying Equity on the issue date and sold those shares for their fair market value on the date the Note is sold, exchanged, or retired. Unless otherwise established by clear and convincing evidence, the net underlying long-term capital gain is treated as zero. Any long-term capital gain recharacterized as ordinary income under Section 1260 would be treated as accruing at a constant rate over the period the holder held the Notes, and the holder would be subject to an interest charge in respect of the deemed tax liability on the income treated as accruing in prior tax years.

Tax Consequences to Non-U.S. Holders

This section applies only to Non-U.S. Holders. As used herein, the term “Non-U.S. Holder” means a beneficial owner of a Note that is, for U.S. federal income tax purposes:

•	an individual who is classified as a nonresident alien;

•	a foreign corporation; or

•	a foreign trust or estate.

The term “Non-U.S. Holder” does not include a holder who is an individual present in the United States for 183 days or more in the taxable year of disposition and who is not otherwise a resident of the United States for U.S. federal income tax purposes or certain former citizens or residents of the United States. Such holders should consult their tax advisers regarding the U.S. federal tax consequences of an investment in the Notes.

Sale, Exchange or Settlement of the Notes.    A Non-U.S. Holder of the Notes generally will not be subject to U.S. federal income or withholding tax in respect of amounts paid to the Non-U.S. Holder.

If the Non-U.S. Holder is engaged in a U.S. trade or business, and if income or gain from the Notes is effectively connected with the Non-U.S. Holder’s conduct of that trade or business, the Non-U.S. Holder generally will be subject to regular U.S. federal income tax with respect to that income or gain in the same manner as if the Non-U.S. Holder were a U.S. Holder, unless an applicable income tax treaty provides otherwise. Non-U.S. Holders subject to such tax will be required to furnish to the applicable withholding agent an IRS Form W-8ECI to claim an exemption from withholding. Non-U.S. Holders to which this paragraph may apply should consult their tax advisers regarding other U.S. tax consequences of the ownership and disposition of the Notes, including, if the Non-U.S. Holder is a corporation, the possible imposition of a 30% branch profits tax.

Tax Consequences Under Possible Alternative Treatments.    If all or any portion of a Note were recharacterized as a debt instrument, any payment made to a Non-U.S. Holder with respect to the Note generally would not be subject to U.S. federal income or withholding tax, provided that: (i) the Non-U.S. Holder does not have income or gain in respect of the Note that is effectively connected with the conduct of a trade or business in the United States, and (ii) the certification requirement described below has been fulfilled with respect to the beneficial owner.

Certification Requirement.    The certification requirement referred to in the preceding paragraph will be fulfilled if the Non-U.S. Holder (or a financial institution holding the Notes on behalf of the Non-U.S. Holder) furnishes to the applicable withholding agent an IRS Form W-8BEN, on which the beneficial owner certifies under penalties of perjury that it is not a U.S. person.

Other alternative U.S. federal income tax treatments of the Notes are also possible. In 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which may well include the Notes. While the notice requests comments on appropriate transition rules and effective dates, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues might affect the withholding tax consequences of an investment in the Notes, possibly with retroactive effect. Accordingly, Non-U.S. Holders should consult their tax advisers regarding the issues presented by the notice.

U.S. Federal Estate Tax

Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Notes are likely to be treated as U.S. situs property subject to U.S. federal estate tax. Prospective investors who are non-U.S. individuals, or are entities of the type described above, should consult their tax advisers regarding the U.S. federal estate tax consequences of an investment in the Notes.

Information Reporting and Backup Withholding

The proceeds received from a sale, exchange or retirement of the Notes will be subject to information reporting unless the holder is an “exempt recipient” (such as a domestic corporation) and may also be subject to backup withholding at the rate specified in the Code if the holder fails to provide certain identifying information (such as an accurate taxpayer identification number in the case of a U.S. Holder) or meet certain other conditions. A Non-U.S. Holder (or financial institution holding the Notes on behalf of the Non-U.S. Holder) that provides the applicable withholding agent with an IRS Form W-8BEN or W-8ECI, as appropriate, will generally establish an exemption from backup withholding. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against the holder’s U.S. federal income tax liability, provided the relevant information is timely furnished to the IRS.

PLAN OF DISTRIBUTION

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, as amended, among Citigroup Funding, Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the Notes.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets $             principal amount of the Notes (     Notes) for $9.800 per Note (equal to an underwriting discount of $0.200 per Note), any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price set forth in the chart below and some of the Notes to certain dealers, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd., and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, at the public offering price less a concession of $0.200 per Note. Citigroup Global Markets may allow, and these dealers may reallow, a concession of $0.200 per Note on sales to certain other dealers. Citigroup Global Markets will pay the Financial Advisors employed by Citigroup Global Markets a sales commission of $0.200 for each Note they sell.

If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

The Notes will not be listed on any securities exchange.

In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the Notes — The Market Value of the Notes May Be Affected by Purchases and Sales of the Stocks Included in the Underlying Equity or Related Derivative Instruments by Affiliates of Citigroup Funding Inc.” in this pricing supplement, “Risk Factors — Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc. or its subsidiaries have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

WARNING TO INVESTORS IN HONG KONG ONLY: The contents of this document have not been reviewed by any regulatory authority in Hong Kong. Investors are advised to exercise caution in relation to the offer. If Investors are in any doubt about any of the contents of this document, they should obtain independent professional advice.

This offer is not being made in Hong Kong, by means of any document, other than (1) to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent); (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO.

There is no advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to the persons or in the circumstances described in the preceding paragraph.

WARNING TO INVESTORS IN SINGAPORE ONLY: This document has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of the Singapore Statutes (the Securities and Futures Act). Accordingly, neither this document nor any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than in circumstances where the registration of a prospectus is not required and thus only (1) to an institutional investor or other person falling within section 274 of the Securities and Futures Act, (2) to a relevant person (as defined in section 275 of the Securities and Futures Act) or to any person pursuant to section 275(1A) of the Securities and Futures Act and in accordance with the conditions specified in section 275 of that Act, or (3) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act. No person receiving a copy of this document may treat the same as constituting any invitation to him/her, unless in the relevant territory such an invitation could be lawfully made to him/her without compliance with any registration or other legal requirements or where such registration or other legal requirements have been complied with. Each of the following relevant persons specified in Section 275 of the Securities and Futures Act who has subscribed for or purchased Notes, namely a person who is:

(a)	a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or

(b)	a trust (other than a trust the trustee of which is an accredited investor) whose sole purpose is to hold investments and of which each beneficiary is an individual who is an accredited investor,

should note that securities of that corporation or the beneficiaries’ rights and interest in that trust may not be transferred for 6 months after that corporation or that trust has acquired the Notes under Section 275 of the Securities and Futures Act pursuant to an offer made in reliance on an exemption under Section 275 of the Securities and Futures Act unless:

(i)	the transfer is made only to institutional investors, or relevant persons as defined in Section 275(2) of that Act, or arises from an offer referred to in Section 275(1A) of that Act (in the case of a corporation) or in accordance with Section 276(4)(i)(B) of that Act (in the case of a trust);

(ii)	no consideration is or will be given for the transfer; or

(iii)	the transfer is by operation of law.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a)	it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)

if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement is accurate as of any date other than the date on the front of the document.

Citigroup Funding Inc.

Medium-Term Notes, Series D

Buffer Notes

Based Upon the iShares® Dow Jones U.S. Real Estate Index Fund

Due September 26, 2011

($10 Principal Amount per Note)

Any Payments Due from

Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

March 2, 2010

(Including Prospectus Supplement

Dated February 18, 2009 and

Prospectus Dated February 18, 2009)